SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*

                     John Wiley & Sons, Inc.
                        (Name of Issuer)

        Class A Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)

                            968223206
                         (Cusip Number)

                        W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 5, 1994
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 703,166 shares, which constitutes approximately 11.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,280,752 shares outstanding. The number of outstanding shares reported on the Issuer's most recent quarterly report on Form 10-Q is 6,280,552.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 343,933 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 343,933 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     343,933


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: 00 - Trust

- ----------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 343,933 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 343,933 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     343,933 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     343,933 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in her capacity as one of two trustors of The Bass
     Management Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 343,933
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 343,933
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     343,933

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 5.5%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Airlie Group L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: PN

- ----------
(1)  Power is exercised through its sole general partner, EBD L.P.

1.   Name of Reporting Person:

     EBD L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: -0- (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0- (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0- (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: PN

- ----------
(1)  Solely in its capacity as the sole general partner of The
     Airlie Group L.P.

1.   Name of Reporting Person:

     Dort A. Cameron III

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0- (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0- (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0- (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as one of two general partners of EBD
     L.P., which is the sole general partner of The Airlie Group
     L.P.

1.   Name of Reporting Person:

     TMT-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0- (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0- (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0- (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2)  Solely in its capacity as one of two general partners of EBD
     L.P., which is the sole general partner of The Airlie Group
     L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0- (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0- (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     -0- (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 0%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD
     L.P., which is the sole general partner of The Airlie Group
     L.P.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 3,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     3,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1% (2)



14.  Type of Reporting Person: IN

- ----------
(1)  Assumes the conversion of 200 shares of the Issuer's Class B
     Common Stock into 200 shares of the Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 6,280,752 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Peter Sterling

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 4,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     4,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     John L. Marion, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,100
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,100
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,100

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     A. A. Butler

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Thomas W. Briggs

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 500
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 500
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Douglas K. Bratton

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:   500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 3,300 (2)(3)
Owned By
Each
Reporting      9.   Sole Dispositive Power:   500 (1)
Person
With
               10.  Shared Dispositive Power: 3,300 (2)(3)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     3,800 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as president of the Bratton Family
     Foundation with respect to 300 shares.

(2)  3,000 shares are owned in joint tenancy with his wife, Anne
     M. Bratton.

(3) Solely in his capacity as a trustee of a trust for the benefit of his minor son with respect to 300 shares.

1.   Name of Reporting Person:

     Bratton Family Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:   300 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:
Owned By
Each
Reporting      9.   Sole Dispositive Power:   300 (1)
Person
With
               10.  Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     300 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised through its President, Douglas K. Bratton.

1.   Name of Reporting Person:

     Anne Marie Bratton

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  200
Number of
Shares
Beneficially   8.   Shared Voting Power: 3,300 (1),(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 200
Person
With
               10.  Shared Dispositive Power: 3,300 (1),(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     3,500 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in her capacity as a trustee of a trust for the benefit of her minor son with respect to 300 shares.

(2) 3,000 shares are owned in joint tenancy with her husband, Douglas K. Bratton

1.   Name of Reporting Person:

     John Pound

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,500
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,500
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their
Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, Amendment No. 4 dated March 7, 1994, Amendment No. 5 dated March 29, 1994, Amendment No. 6 dated April 5, 1994, Amendment No. 7 dated April 20, 1994, and Amendment No. 8 dated July 11, 1994 ("Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share, of John Wiley & Sons, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change

Item 2.   IDENTITY AND BACKGROUND.

     Items (a) -(c) of Item 2 are hereby partially amended by adding at the end thereof the following:

     As a result of the sale of all Stock held by TAG, TAG, EBD, TMT-FW, DAC, and TMT no longer shall be Reporting Persons for purposes of this and all future filings on Schedule 13D.

     As a result of their purchases of shares of Stock on September 26, 1994, Peter Sterling ("Sterling"), John L. Marion, Jr. ("Marion"), A. A. Butler ("Butler"), Thomas W. Briggs ("Briggs"), Douglas K. Bratton ("D. Bratton"), the Bratton Family Foundation ("Foundation"), Anne Marie Bratton ("A. Bratton") and John Pound ("Pound") are joining in the Schedule 13D as Reporting Persons.

     STERLING

     Sterling's principal occupation or employment is serving as Chief Financial Officer of S-L Financial Services. Sterling's business address is 3200 Texas Commerce Tower, Fort Worth, Texas
76102.

     MARION

     Marion's principal occupation or employment is serving as an executive of TAG. Marion's business address is 3200 Texas
Commerce Tower, Fort Worth, Texas 76102.

     BUTLER

     Butler's principal occupation or employment is serving as Vice President and Chief Administrative Officer of Taylor & Co.
Butler's business address is 3200 Texas Commerce Tower, Fort
Worth, Texas 76102.

     BRIGGS

     Briggs' principal occupation or employment is serving as a director of Kelly, Hart & Hallman, a professional corporation. Briggs' business address is 2500 Texas Commerce Tower, Fort Worth, Texas 76102. Kelly, Hart & Hallman is a law firm and its business address is the same as that of Briggs'.


     D. BRATTON

     D. Bratton's principal occupation or employment is serving as an executive of TAG. D. Bratton's business address is 3200 Texas
Commerce Tower, Fort Worth, Texas 76102.

     FOUNDATION

     Foundation is a Texas non-profit corporation. The principal business address of the Foundation, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth,
Texas 76102.

     A. BRATTON

     A. Bratton's residence address is 47 Valley Ridge Road, Fort
Worth, Texas 76107 and she is not presently employed.

     POUND

     Pound's principal occupation or employment is serving as an assistant professor of Harvard University. Pound's residence address is 245 Woodward Street, Newton, Massachusetts 02168.

     (d) - (f)  No material change

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     BMT             Trust Funds(1)         $12,742,981.36

     PRB             Not Applicable         Not Applicable

     NLB             Not Applicable         Not Applicable

     LMB             Personal Funds(2)      $12,742,981.36

     WPH             Personal Funds(2)      $   138,000.00

     STERLING        Personal Funds(2)      $   173,000.00

     MARION          Personal Funds(2)      $    47,575.00

     BUTLER          Personal Funds(2)      $    43,250.00

     BRIGGS          Personal Funds(2)      $    21,625.00

     D. BRATTON/     Personal Funds(2)      $   160,025.00
      A. BRATTON

     FOUNDATION      Working Capital(3)     $    12,975.00

     POUND           Personal Funds(2)      $    64,875.00

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

     No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (b) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 343,933, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     PRB

     Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 343,933 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 343,933 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 343,933, which constitutes approximately 5.5% of the outstanding shares of the Stock.

     WPH

     The aggregate number of shares of the Stock that WPH owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,200, which constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     STERLING

     The aggregate number of shares of the Stock that Sterling owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,000, which constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) under the Act.

     MARION

     The aggregate number of shares of the Stock that Marion owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,100, which constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) under the Act.

     BUTLER

     The aggregate number of shares of the Stock that Butler owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000, which constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) under the Act.

     BRIGGS

     The aggregate number of shares of the Stock that Briggs owns beneficially, pursuant to Rule 13d-3 of the Act, is 500, which constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) under the Act.

     D. BRATTON

     The aggregate number of shares of the Stock that D. Bratton owns beneficially, pursuant to Rule 13d-3, of the Act, as a joint tenant with A. Bratton is 3,000. The aggregate number of shares of the Stock that D. Bratton owns beneficially, pursuant to Rule 13d-3 of the Act, is 200. Because of his position as president of the Foundation, D. Bratton may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 300 shares of the Stock, and because of his position as a trustee of a trust for the benefit of his minor son, D. Bratton may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 300 shares of the Stock, which, together with the 200 shares of the Stock that he owns and the 3,000 shares of the Stock he owns as a joint tenant with
A. Bratton, constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) under the Act.

     FOUNDATION

     The aggregate number of shares of the Stock that the Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 300, which constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) under the Act.

     A. BRATTON

     The aggregate number of shares of the Stock that A. Bratton owns beneficially, pursuant to Rule 13d-3 of the Act, as a joint tenant with D. Bratton is 3,000. The aggregate number of shares of the Stock that A. Bratton owns beneficially, pursuant to Rule 13d-3 of the Act, is 200. Because of her position as a trustee of a trust for the benefit of her minor son, A. Bratton may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an additional 300 shares of the Stock, which, together with the 200 shares of the Stock she owns and the 3,000 shares she owns as a joint tenant with D. Bratton, constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) under the Act.

     POUND

     The aggregate number of shares of the Stock that Pound owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,500, which constitutes less than 0.1% of the 6,280,752 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) under the Act.

     To the best of the knowledge of each of the Reporting
Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 343,933 shares of the Stock.

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 343,933 shares of the Stock.


     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 343,933 shares of the Stock.

     WPH

     WPH has the power to vote or to direct the vote and to dispose or to direct the disposition of 3,000 shares of the Stock.

     STERLING

     Sterling has the power to vote or to direct the vote and to dispose or to direct the disposition of 4,000 shares of the Stock.

     MARION

     Marion has the power to vote or to direct the vote and to dispose or to direct the disposition of 1,100 shares of the Stock.

     BUTLER

     Butler has the power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 shares of the Stock.

     BRIGGS

     Briggs has the power to vote or to direct the vote and to dispose or to direct the disposition of 500 shares of the Stock.

     D. BRATTON

     D. Bratton has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200 shares of the Stock. As joint tenant with his wife, A. Bratton, D. Bratton has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,000 shares of the Stock. As a Trustee of a trust for the benefit of his minor son, D. Bratton has the shared power to vote or to direct the vote and to dispose or to direct the vote or dispose or direct the disposition of 300 shares of the Stock. As president of the Foundation, D. Bratton has the sole power to vote or to direct the disposition of 300 shares of the Stock.

     FOUNDATION

     Acting through its president, Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 300 shares of the Stock.

     A. BRATTON

     A. Bratton has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200 shares of the Stock. As joint tenant with her husband, D. Bratton, A. Bratton ha the shared power to vote or to direct the vote and to dispose or direct the disposition of 3,000 shares of the Stock. As a Trustee of a trust for the benefit of her minor son, A. Bratton has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 300 shares of the Stock.

     POUND

     Pound has the power to vote or to direct the vote and to dispose or to direct the disposition of 1,500 shares of the Stock.

     (c) In the past 60 days, the Reporting Persons have purchased shares of the Stock in over-the-counter transactions on NASDAQ,as follows:

     REPORTING    DATE       NO. OF SHARES  PRICE PER SHARE
     PERSON                  PURCHASED

     LMB         10/05/94    8,450          $43.79
     BMT         10/05/94    8,450           43.79
     LMB         10/11/94    2,950           43.78
     BMT         10/11/94    2,950           43.78
     LMB         10/12/94    2,000           43.87
     BMT         10/12/94    2,000           43.87
     LMB         10/24/94    2,500           43.63
     BMT         10/24/94    2,500           43.63
     LMB         12/05/94    10,000          43.38
     BMT         12/05/94    10,000          43.38

     On October 31, 1994, in a private transaction, TAG sold
29,350 shares of Stock to LMB at a price per share of $43.75 and 29,350 shares of Stock to BMT at a price per share of $43.75.

     (d) - (e)  No material change.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
          SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 --    Agreement pursuant to Rule
13d-1(f)(1)(iii)

     Exhibit 99.2 --    Letter to the President and Chief
                        Executive Officer of the Issuer,
                        previously filed with Amendment No. 3

     Exhibit 99.3 --    Letter to the President and Chief
                        Executive Officer of the Issuer,
                        previously filed with Amendment No. 6

     Exhibit 99.4 --    Press Release issued by the Issuer,
                        previously filed with Amendment No. 8

     Exhibit 99.5 --    Power of Attorney of A. A. Butler

     Exhibit 99.6 --    Power of Attorney of John Pound

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  December 7, 1994

                            /s/W. R. Cotham
                            W. R. Cotham,
                            Attorney-in-Fact for:

                                  THE BASS MANAGEMENT TRUST (1)
                                  PERRY R. BASS (2)
                                  NANCY L. BASS (3)
                                  LEE M. BASS (4)
                                  THOMAS M. TAYLOR (5)
                                  DORT A. CAMERON III (6)
                                  WILLIAM P. HALLMAN, JR.(7)
                                  PETER STERLING (8)
                                  JOHN L. MARION, JR. (9)
                                  A. A. BUTLER (10)
                                  THOMAS W. BRIGGS (11)   DOUGLAS K.
BRATTON (12)
                                  ANNE MARIE BRATTON (13)
                                  JOHN POUND (14)


                            THE AIRLIE GROUP L.P.,
                            a Delaware limited partnership

                            By:  EBD L.P., a Delaware
                                   limited partnership,
                                   General Partner

                            By:  TMT-FW, INC.,
                                   a Texas corporation,
                                   General Partner


                            By:      /s/W. R. Cotham
                                     W. R. Cotham,
                                     Vice President


                            EBD L.P.,
                            a Delaware limited partnership

                            By:  TMT-FW, INC.,
                                   a Texas corporation,
                                   General Partner


                            By:      /s/W. R. Cotham
                                     W. R. Cotham
                                     Vice President


                            TMT-FW, INC.,
                            a Texas corporation


                            By:      /s/W. R. Cotham
                                     W. R. Cotham,
                                     Vice President

                            THE BRATTON FAMILY FOUNDATION

                            By:      Douglas K. Bratton,
                                     President

                            By:      /s/W. R. Cotham
                                     W. R. Cotham (12)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.

(10)A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of A. A. Butler is being filed herewith.

(11)A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Thomas W. Briggs previously has been filed with the Securities and Exchange Commission.

(12)A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Douglas K. Bratton previously has been filed with the Securities and Exchange Commission.

(13)A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Anne Marie Bratton previously has been filed with the Securities and Exchange Commission.

(14)A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John Pound is being filed herewith.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

    Exhibit 99.1 --   Agreement pursuant to Rule 13d-1(f)(1)(iii)

    Exhibit 99.2 --   Letter to the President and Chief Executive
                      Officer of the Issuer, previously filed with Amendment No. 3

    Exhibit 99.3 --   Letter to the President and Chief Executive
                      Officer of the Issuer, previously filed with Amendment No. 6

    Exhibit 99.4 --   Press Release issued by the Issuer,
                      previously filed with Amendment No. 8

    Exhibit 99.5 --   Power of Attorney of A. A. Butler

    Exhibit 99.6 --   Power of Attorney of John Pound